53rd at Third 885 Third Avenue

New York, New York 10022-4834

Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
FIRM / AFFILIATE OFFICES

	Beijing	Moscow

	Boston	Munich

	Brussels	New York

	Century City	Orange County

	Chicago	Paris

October 21, 2020	Dubai	Riyadh

	Düsseldorf	San Diego

	Frankfurt	San Francisco

	Hamburg	Seoul

	Hong Kong	Shanghai

	Houston	Silicon Valley

	London	Singapore

	Los Angeles	Tokyo

	Madrid	Washington, D.C.

Milan

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ameen Hamady Terence O’Brien Margaret Schwartz Joseph McCann

Re:	Abcam plc Registration Statement on Form F-1 File No. 333-249263

Ladies and Gentlemen:

On behalf of Abcam plc (the “Company”), set forth below is the Company’s response to the comment letter received from the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 20, 2020 with respect to the Company’s Registration Statement on Form F-1 filed on October 2, 2020 (as amended by Amendment No. 1 filed on October 19, 2020, the “Registration Statement”). This letter is being filed with Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings to be assigned to them in the Amendment No. 2.

Exhibits

1.

We refer to the legal opinion filed as Exhibit 5.1. Please have counsel revise to delete assumptions (k), (l) and (m) in schedule 1 or explain to us why these assumptions are appropriate. Also have counsel revise the limitations on reliance in section 4 of the opinion to avoid the implication that purchasers in the offering are not entitled to rely on the opinion. For guidance, please refer to Staff Legal Bulletin No. 19 Sections II.B.3.a and II.B.3.d, respectively.

October 21, 2020

Response: In response to the Staff’s comment, the Company’s counsel has removed the assumptions and revised the limitations on reliance, and the Company has refiled the legal opinion as Exhibit 5.1 with Amendment No. 2.

* * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nathan Ajiashvili
Nathan Ajiashvili of LATHAM & WATKINS LLP

cc:	(via email)

Alan Hirzel, Abcam plc

Michael Baldock, Abcam plc

Ian D. Schuman, Latham & Watkins LLP

Robbie McLaren, Latham & Watkins LLP